Juniper Industrial Holdings, Inc.

14 Fairmount Avenue

Chatham, NJ 07928

November 5, 2019

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel and J. Nolan McWilliams

Re:	Juniper Industrial Holdings, Inc.
Registration Statement on Form S-1
File No. 333-234264

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Juniper Industrial Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 7, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian Cook
Brian Cook
Chief Financial Officer